For Immediate Release

                       4 October 2002

  P&O Princess receives Federal Trade Commission clearance

             Intends to have talks with Carnival

Highlights
* Today the United States Federal Trade Commission announced that it would not oppose either the DLC combination with Royal Caribbean or Carnival's takeover proposal.
* The Board continues to believe that the agreed DLC combination with Royal Caribbean will accelerate the creation of value for P&O Princess shareholders, and the Board continues to recommend that transaction.
* Now that one of its key original concerns, deliverability on the regulatory front, has been removed, the Board has re-examined the Carnival offers and focused on Carnival's proposal to enter into a DLC combination as an alternative to its share exchange offer.
* The Board considers the Carnival DLC alternative to be more attractive than Carnival's share exchange offer because many P&O Princess UK institutional shareholders would be unwilling or unable to hold Carnival's US shares. For these shareholders, the Carnival share exchange offer would be, in effect, a forced cash sale at a time when the price they would receive might not adequately reflect the full value of the company's future prospects.
* After consulting with its advisers, the Board has concluded that a DLC combination with Carnival is both feasible and financially more attractive than the agreed DLC combination with Royal Caribbean.
* Accordingly, as permitted by its agreement with Royal Caribbean, the Board has decided to enter into talks with Carnival to discuss Carnival's DLC proposal.
* In the meantime, P&O Princess is taking the necessary steps to reconvene the adjourned EGM before November 16, the termination date of the Royal Caribbean agreement.
* Together with Royal Caribbean, P&O Princess is examining ways of changing their agreement so that their combination can be approved by a simple majority vote, putting the Royal Caribbean merger and the Carnival share exchange offer on a more equal footing so far as shareholder approval is concerned.

Peter Ratcliffe, Chief Executive of P&O Princess said today:

"We are pleased that the regulatory position is now clear.

"One of our principal concerns about the Carnival proposal -
namely deliverability on the regulatory front - has now been
removed.   We  have  decided that we can  and  should  begin
talking to them about their DLC proposal.

"We are focussing on the Carnival DLC alternative as many of our shareholders are unable to hold the Carnival US shares which they would receive in a share exchange offer and might not get full value when they are forced to sell those shares.

"Although we will be talking to Carnival, we continue to believe that the agreed combination with Royal Caribbean will accelerate the creation of value for our shareholders. We have kept Royal Caribbean informed as to the Board's deliberations and are working with them to reconvene the EGM, ideally with a shareholder approval threshold on an equal footing with the Carnival proposal.

"We are determined to do everything we can to ensure the best possible future for P&O Princess and its employees and to create the best value for our shareholders."

This summary should be read in conjunction with the full text of this announcement which is set out below.

ENQUIRIES

P&O Princess Cruises plc                  +44 (0) 20 7805
                                          1200
Caroline Keppel-Palmer                    +44 (0) 7730
                                          732015

Schroder Salomon Smith Barney             +44 (0) 20 7986
                                          4000
Robert Swannell
Wendell Brooks
Peter Tague
Ian Hart
David James (Corporate Broking)

Credit Suisse First Boston (Europe) Ltd   +44 (0) 20 7888
                                          8888
Tom Reid (Corporate Broking)

Brunswick (London)                        +44(0) 20 7404
                                          5959
John Sunnucks / Sophie Fitton

Brunswick (New York)                      +1 212 706 7867
Steve Lipin / Lauren Teggelaar

An interview with Peter Ratcliffe, Chief Executive Officer is available in video, audio and text on www.cantos.com
<http://www.cantos.com> or www.poprincesscruises.com

Website   www.poprincesscruises.com

FTC clearance

P&O Princess Cruises plc ("P&O Princess" or the "Company") notes the decision of the United States Federal Trade Commission to clear both the agreed dual listed company ("DLC") combination with Royal Caribbean Cruises Ltd. ("Royal Caribbean") and Carnival Corporation's ("Carnival") proposed acquisition of P&O Princess.

Royal Caribbean DLC combination

The Board of P&O Princess (the "Board") continues to believe that the agreed DLC combination with Royal Caribbean will accelerate the creation of value for P&O Princess shareholders and notes that the only significant remaining condition to the completion of the combination is approval by the shareholders of each company.

Talks with Carnival

Now that the regulatory uncertainties have been removed, the Board has re-examined the written offers made by Carnival prior to the adjourned Extraordinary General Meeting
("EGM"). In those offers Carnival proposed, as an alternative to its share exchange offer, a DLC combination with P&O Princess on the same economic terms.

After consulting with its financial and legal advisers, the Board has determined that a DLC combination with Carnival is feasible and reasonably likely to be consummated. The Board has also determined in consultation with its financial advisers that, taking into account the potential synergies for each transaction, a DLC with Carnival is more favourable from a financial point of view to P&O Princess shareholders than the agreed DLC combination with Royal Caribbean. As a result, the Board has decided that it would be in the interests of P&O Princess shareholders and the company for P&O Princess to enter into talks with Carnival.

The implementation agreement with Royal Caribbean specifically provides that P&O Princess may talk with a third party bidder in these circumstances without breaching the agreement or giving Royal Caribbean a termination right. P&O Princess has notified Royal Caribbean of its decision to have talks with Carnival.

Advantages of a DLC structure to P&O Princess shareholders

The Board has focused on the DLC alternative because it would give all of P&O Princess' shareholders the opportunity to retain their shares and participate in the future upside potential of a combination with Carnival. By contrast, the Board believes that many of P&O Princess' UK institutional shareholders would be unable or unwilling to hold the Carnival shares they would receive under the terms of Carnival's share exchange offer because those shares would not be included in the FTSE indices. For this significant block of shareholders, the share exchange offer would, in effect, be a forced cash sale at a time when the price they would receive might not adequately reflect the full value of the Company's future prospects.

The Board continues to believe the DLC Combination with Royal Caribbean can be implemented without any adverse US tax consequences. The Board also believes the same is true for a DLC with Carnival and notes that, in any event, Carnival's previously expressed concerns in this area should have been eliminated by the changes to the "publicly traded" test in the new draft Section 883 tax regulations.

It should be noted, however, that Carnival is not under any Takeover Code or contractual obligation to enter into a DLC with P&O Princess and there are issues relating to
Carnival's DLC proposal that P&O Princess would like to explore in discussions with Carnival. Accordingly, the Board is not in a position to recommend Carnival's current DLC proposal.

Board recommendation

The Board hereby reconfirms its approval and recommendation of the contractually committed DLC combination with Royal Caribbean, as set out in the circular to P&O Princess shareholders dated 27 December 2001, including the conclusion that the Royal Caribbean combination is in the best interests of P&O Princess shareholders as a whole.

As required by the Takeover Code, the Board, which has been so advised by Schroder Salomon Smith Barney, confirms that it considers the terms of the DLC combination with Royal Caribbean to be fair and reasonable. In providing advice to the Board, Schroder Salomon Smith Barney has taken into account the Board's commercial assessments.

Horst Rahe, a non-executive director of P&O Princess, has excused himself from Board decisions relating to these transactions because he has a potential conflict of interest arising from benefits he may obtain under change of control provisions in the Aida Cruises sale and purchase agreement.

Shareholder approval

P&O Princess and Royal Caribbean are each taking the necessary steps to reconvene their respective shareholder meetings before 16 November, the first date on which either party can terminate the implementation agreement. Further information on the timing of the reconvened P&O Princess EGM will be released in due course.

At present, the DLC Combination with Royal Caribbean must be approved by a 75% vote of P&O Princess shareholders.
Although it currently has a 90% acceptance condition, Carnival could declare its share exchange offer unconditional if it is accepted by holders of a majority of P&O Princess' shares.

Together with Royal Caribbean, P&O Princess is examining ways of changing their agreement so that the combination of their two businesses can be approved by a majority vote of P&O Princess' shareholders. This change would put the Royal Caribbean merger and the Carnival share exchange offer on a more equal footing as far as shareholder approval is concerned.

Profit forecast

In accordance with the provisions of the Takeover Code, P&O Princess is now required to update its 2002 profit forecast for the company on a stand alone basis, and to have the forecast reported on by KPMG and Schroder Salomon Smith
Barney. Accordingly, P&O Princess intends to issue a revised 2002 forecast, together with a trading update, on Tuesday 8 October 2002.

A further announcement will be made in due course.

                          - ENDS -


The directors of P&O Princess accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of P&O Princess (who have taken all reasonable care to ensure that such is the case), the information contained herein for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.
Salomon Brothers International Limited, trading as Schroder Salomon Smith Barney ("Schroder Salomon Smith Barney") and Credit Suisse First Boston (Europe) Limited are acting for P&O Princess and no one else in connection with the matters referred to herein and will not be responsible to any other person for providing the protections afforded to clients of Schroder Salomon Smith Barney or Credit Suisse First Boston (Europe) Limited or for providing advice in relation to the matters referred to herein.Salomon Brothers International
Limited (trading as Schroder Salomon Smith Barney) is regulated in the United Kingdom by the Financial Services Authority Limited. Salomon Smith Barney is a service mark of Salomon Smith Barney Inc. Schroders is a trademark of Schroders Holdings PLC and is used under licence.
Certain statements contained in this announcement are ``forward-looking statements'' that involve risks, uncertainties and assumptions with respect to P&O Princess, Royal Caribbean and Carnival and their respective subsidiaries, including certain statements concerning the transactions described herein, profit forecasts, working capital, future results, strategies, plans and goals and other events which have not yet occurred. These statements are intended to qualify for the safe harbours from liability provided by Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended, which are part of the US Private Securities Litigation Reform Act of 1995. You can find many (but not all) of these statements by looking for words like ``will'', ``may'', ``believes'', ``expects'', ``anticipates'', ``plans'' and ``estimates'' and for similar expressions. Because forward-looking statements involve risks and uncertainties, there are many factors that could cause the transactions described herein not to occur and/or each of P&O Princess', Royal Caribbean's and Carnival's actual results, performance or achievements to differ materially from those expressed or implied in this announcement. These include, but are not limited to, regulatory and shareholder approvals, achievement of planned synergies, economic and business conditions in general and, conditions in the cruise, travel and vacation industries in particular, including changes in industry cruise ship capacity and competition from other cruise ship operators and other vacation alternatives, safety and security concerns, incidents at sea, weather conditions, the political climate, fluctuations in interest rates, fluctuations in the price of oil, changes in the tax and regulatory regimes under which each company operates, capital expenditures, and factors impacting each of P&O Princess', Royal Caribbean's and Carnival's international operations. In addition, the paragraph entitled ``Risk Factors'' in Section 5 of the circular to P&O Princess shareholders dated 27 December 2002 and each of P&O Princess' and Royal Caribbean's Annual Reports on Form 20-F and Carnival's Annual Report on Form 10-K filed with the US Securities and Exchange Commission contain important cautionary statements and a discussion of many of the factors that could materially affect the accuracy of each company's forward-looking statements and/or adversely affect their respective businesses, results of operations and financial position, which statements and factors are incorporated herein by reference.
Subject to any continuing obligations under applicable law or any relevant listing rules, P&O Princess expressly disclaims any intention or obligation to disseminate, after the date of this announcement, any updates or revisions to any such forward-looking statements to reflect any change in expectations or events, conditions or circumstances on which any such statements are based.

"Schroder"  is a trademark of Schroder Holdings PLC  and  is
used   under   licence  by  Salomon  Brothers  International
Limited.